SCHEDULE 13D

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
            Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)*

                            NATURE VISION, INC.
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                             (Name of Issuer)

                 COMMON STOCK, PAR VALUE $.16 PER SHARE
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                      (Title of Class of Securities)

                                63902E 10 6
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                              (CUSIP Number)

                              J.C. ANDERSON
                               RICK HAUSER
                            GRAY PLANT MOOTY
                              500 IDS CENTER
                       MINNEAPOLIS, MINNESOTA 55402
                              (612) 632-3000
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              AUGUST 31, 2004
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         (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                              SCHEDULE 13D

CUSIP No.  63902E 10 6
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                1. Names of Reporting Persons. I.R.S. Identification Nos. of
                   above persons (entities only).
                   RICHARD P. KIPHART
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                2. Check the Appropriate Box if a Member of a Group
                   (See Instructions) N/A
                   (a) [ ]
                   (b) [ ]
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                3. SEC Use Only
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                4. Source of Funds (See Instructions) PF
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                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) N/A
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                6. Citizenship or Place of Organization United States
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Number of                    7. Sole Voting Power 95,947**
Shares           ---------------------------------------------------------------
Beneficially                 8. Shared Voting Power 324,395**
Owned by         ---------------------------------------------------------------
Each                         9. Sole Dispositive Power 420,342**
Reporting        ---------------------------------------------------------------
Person With                 10. Shared Dispositive Power 0**
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** See Item 5.

      11. Aggregate Amount Beneficially Owned by Each Reporting Person 420,342**
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      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
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      13. Percent of Class Represented by Amount in Row (11) 20.2%**
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      14. Type of Reporting Person (See Instructions) IN
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** See Item 5.

ITEM 1. SECURITY AND ISSUER.

The class of equity security to which this Schedule 13D relates is common stock, par value $.16 per share, of Nature Vision, Inc. f/k/a Photo Control Corporation (the "Company"). The name and address of the principal executive offices of the issuer of such securities are Nature Vision, Inc., 213 NW 4th Street, Brainerd, Minnesota 56401.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed by Richard P. Kiphart.

(b) Mr. Kiphart's address is c/o William Blair & Company, L.L.C., 222 West Adams Street, Chicago, Illinois 60606.

(c) Mr. Kiphart is a principal of William Blair & Company, L.L.C., an investment banking firm.

(d) During the last five years, Mr. Kiphart has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Kiphart has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kiphart is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 31, 2004, Mr. Kiphart purchased 324,395 shares of the Company's common stock at a purchase price of $3.08 per share pursuant to the terms of a subscription agreement and investment representation agreement. Mr. Kiphart's personal funds were used to purchase the shares.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Kiphart's purchase was made concurrently with the closing of a merger (the "Merger") that occurred between Nature Vision Operating Inc. (f/k/a Nature Vision, Inc.) and PC Acquisition, Inc., a former wholly-owned subsidiary of the Company. Mr. Kiphart agreed in connection with the Merger to give an irrevocable proxy to Jeffrey P. Zernov, granting Mr. Zernov the right for a period of two years to vote the common shares purchased by Mr. Kiphart.

The Company's common shares were purchased by Mr. Kiphart for investment purposes. Mr. Kiphart presently does not have plans or proposals that relate to or would result in transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but he reserves the right to formulate such plans or proposals, and to take action with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Kiphart is the beneficial owner of 420,342 shares of common shares of the Company (including 2,500 shares which are not outstanding but which may be purchased upon exercise of a stock option), representing approximately 20.2% of the outstanding common stock of the Company. (The share information in this Schedule 13D reflects a 1-for-2 reverse stock split of the Company's common stock effected on August 31, 2004.)

        (b) Mr. Kiphart has granted voting power over 324,395 common shares to Jeffrey P. Zernov pursuant to an irrevocable proxy that expires on August 31, 2006. Based on information contained in a Schedule 13D filed by Jeffrey P. Zernov, Mr. Zernov's address is 213 NW 4th Street, Brainerd, Minnesota 56401; his principal occupation is President and Chief Executive Officer of the Company, an outdoor recreation and camera company located at 213 NW 4th Street, Brainerd, Minnesota 56401; Mr. Zernov has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years; Mr. Zernov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years; and Mr. Zernov is a citizen of the United States. The common shares over which Mr. Zernov has voting power represent approximately 15.6% of the outstanding shares of common stock of the Company.

Mr. Kiphart has the sole power to vote and the sole power to dispose of 95,947 common shares of the Company (including 2,500 common shares covered by the stock option held by him). These common shares represent approximately 4.6% of the outstanding shares of common stock of the Company.

        (c) The only transaction in the Company's common shares that was effected by Mr. Kiphart during the past 60 days is that described in this
Schedule 13D.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in Item 3 above, on August 31, 2004, the closing date of the Merger, Richard P. Kiphart, gave an irrevocable proxy to Jeffrey P. Zernov, granting Mr. Zernov the right for a period of two years to vote 324,395 common shares that Mr. Kiphart purchased concurrently with the closing of the Merger.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Description
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1 Subscription and Investment Representation Agreement, including form of Irrevocable Proxy Agreement (incorporated by reference to Exhibit 10.12 of the Company's Registration Statement on Form S-4 (Commission File No. 333-115593)).


                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 9, 2004          /s/ Richard P. Kiphart
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                                    Richard P. Kiphart



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